SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: June, 2006	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: June 12, 2006	By:	/s/ GARY J. DANIEL
		Name:	Gary J. Daniel
		Title:	Senior Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1.	Press Release #06-021 dated June 12, 2006

NEWS RELEASE FOR IMMEDIATE RELEASE Agrium updates second quarter guidance ALL AMOUNTS ARE STATED IN U.S.$	06-021
Date: June 12, 2006

Contact:
Investor/Media Relations:
Richard Downey
Director, Investor Relations
Phone (403) 225-7357

Christine Gillespie
Investor Relations Manager
Phone (403) 225-7437

Contact us at: www.agrium.com

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that it expects second quarter results to be approximately $1.00 diluted earnings per share, compared to earlier guidance provided for the quarter of $1.02 to $1.12. The revision is primarily due to lower than expected wholesale sales volumes for U.S. nitrogen and international potash. Our Retail division was impacted to a lesser extent due to lower overall U.S. fertilizer demand. These items are partially offset by approximately $0.13 diluted earnings per share positive impact from recent reductions to Canadian federal and provincial tax rates.
Forward-Looking Statements
Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties as well as various assumptions and business sensitivities, including those referred to in the management discussion and analysis section of the Corporation’s most recent Annual Report to shareholders as well as those risk factors described in the Corporation’s most recent Annual Information Form, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
The major assumptions for our second quarter update are primarily dependent on, but not limited to:
•	that the majority of our natural gas hedge positions will qualify for hedge accounting treatment;
•	that the average NYMEX gas price for the second quarter will not be significantly different than the current level of approximately $6/MMBtu;
•	nutrient prices will not change significantly from current levels for the remainder of the month;
•	that the exchange rate for the Canadian dollar, expressed in U.S. dollars, will not increase significantly from current levels of approximately C$1.11 to U.S.$1.00.
Other factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, weather conditions, future prices of nitrogen, phosphate and potash, future changes to tax rates, variability in and regional price differentials in various North American gas prices, the future gas prices and availability at Kenai, the exchange rates for U.S., Canadian and Argentine currencies, South American domestic fertilizer consumption and government policies, China’s urea trade policies and volumes, future fertilizer inventory levels, future nitrogen, potassium and phosphate consumption and crop protection chemical application rates in North America, future crop prices, future levels of nitrogen imports into North America and future additional fertilizer capacity and operating rates, and the potential inability to integrate new business acquisitions as planned or within the time predicted. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.